Exhibit 99.2

The Thomson Corporation
Consolidated Statement of Earnings
(unaudited)

	Three months ended March 31,

(millions of U.S. dollars, except per common share amounts)	2006	2005 (note 6)

Revenues	1,931	1,801
Cost of sales, selling, marketing, general and administrative expenses	(1,564)	(1,460)
Depreciation	(148)	(141)
Amortization	(76)	(80)

Operating profit	143	120
Net other income (note 5)	38	2
Net interest expense and other financing costs	(53)	(54)
Income taxes	46	6

Earnings from continuing operations	174	74
Loss from discontinued operations, net of tax (note 6)	(37)	(1)

Net earnings	137	73
Dividends declared on preference shares	(1)	(1)

Earnings attributable to common shares	136	72

Basic and diluted earnings per common share (note 8):
From continuing operations	$0.27	$0.11
From discontinued operations	(0.06)	—

Basic and diluted earnings per common share	$0.21	$0.11

The related notes form an integral part of these consolidated financial statements.

The Thomson Corporation
Consolidated Balance Sheet
(unaudited)

(millions of U.S. dollars)	March 31, 2006	December 31, 2005 (note 6)

Assets
Cash and cash equivalents	285	407
Accounts receivable, net of allowances	1,421	1,676
Inventories	332	315
Prepaid expenses and other current assets	349	320
Deferred income taxes	249	249
Current assets of discontinued operations (note 6)	32	43

Current assets	2,668	3,010
Computer hardware and other property, net	738	773
Computer software, net	732	745
Identifiable intangible assets, net	4,355	4,414
Goodwill	9,023	8,914
Other non-current assets	1,395	1,374
Non-current assets of discontinued operations (note 6)	166	208

Total assets	19,077	19,438

Liabilities and shareholders' equity
Liabilities
Short-term indebtedness	405	202
Accounts payable and accruals	1,237	1,708
Deferred revenue	1,116	1,032
Current portion of long-term debt	47	98
Current liabilities of discontinued operations (note 6)	64	68

Current liabilities	2,869	3,108
Long-term debt	3,971	3,983
Other non-current liabilities	820	820
Deferred income taxes	1,527	1,546
Non-current liabilities of discontinued operations (note 6)	13	18

Total liabilities	9,200	9,475

Shareholders' equity
Capital	2,736	2,726
Retained earnings	6,835	6,992
Accumulated other comprehensive income	306	245

Total shareholders' equity	9,877	9,963

Total liabilities and shareholders' equity	19,077	19,438

The related notes form an integral part of these consolidated financial statements.

The Thomson Corporation
Consolidated Statement of Cash Flow
(unaudited)

	Three months ended March 31,

(millions of U.S. dollars)	2006	2005 (note 6)

Cash provided by (used in):
Operating activities
Net earnings	137	73
Remove loss from discontinued operations	37	1
Add back (deduct) items not involving cash:
Depreciation (note 12)	148	141
Amortization	76	80
Net gains on disposals of businesses and investments (note 5)	(41)	(1)
Deferred income taxes	(17)	(7)
Other, net	88	49
Voluntary pension contribution	(5)	—
Changes in working capital and other items (note 12)	(195)	(85)
Cash provided by operating activities — discontinued operations (note 6)	1	12

Net cash provided by operating activities	229	263

Investing activities
Acquisitions, less cash therein (note 10)	(135)	(70)
Proceeds from disposals	55	1
Capital expenditures, less proceeds from disposals	(103)	(113)
Other investing activities	(14)	(5)
Capital expenditures of discontinued operations (note 6)	(1)	(1)
Income taxes paid on disposal of discontinued operations (note 6)	—	(105)

Net cash used in investing activities	(198)	(293)

Financing activities
Repayments of debt (note 11)	(52)	(125)
Net borrowings of short-term loan facilities	199	199
Repurchase of common shares (note 7)	(168)	—
Dividends paid on preference shares	(1)	(1)
Dividends paid on common shares	(139)	(122)
Other financing activities	8	4

Net cash used in financing activities	(153)	(45)

	(122)	(75)
Translation adjustments	—	(3)

Decrease in cash and cash equivalents	(122)	(78)
Cash and cash equivalents at beginning of period	407	405

Cash and cash equivalents at end of period	285	327

The related notes form an integral part of these consolidated financial statements.

The Thomson Corporation
Consolidated Statement of Changes in Shareholders' Equity
(unaudited)

(millions of U.S. dollars)	Stated Share Capital*	Contributed Surplus	Total Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total

Balance, December 31, 2005	2,599	127	2,726	6,992	245	9,963
Opening balance adjustment for net deferred gain on cash flow hedges (note 4)	—	—	—	—	51	51

Balance, January 1, 2006	2,599	127	2,726	6,992	296	10,014
Comprehensive income:
Net earnings				137	—	137
Unrecognized net gain on cash flow hedges				—	4	4
Foreign currency translation adjustments				—	6	6

Comprehensive income				137	10	147
Dividends declared on preference shares	—	—	—	(1)	—	(1)
Dividends declared on common shares	—	—	—	(142)	—	(142)
Common shares issued under Dividend Reinvestment Plan ("DRIP")	3	—	3		—	3
Repurchase of common shares (note 7)	(17)	—	(17)	(151)	—	(168)
Effect of stock compensation plans	14	10	24	—	—	24

Balance, March 31, 2006	2,599	137	2,736	6,835	306	9,877

(millions of U.S. dollars)	Stated Share Capital*	Contributed Surplus	Total Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total

Balance, December 31, 2004	2,588	108	2,696	6,808	458	9,962
Comprehensive income:
Net earnings				73	—	73
Foreign currency translation adjustments				—	(71)	(71)

Comprehensive income				73	(71)	2
Dividends declared on preference shares	—	—	—	(1)	—	(1)
Dividends declared on common shares	—	—	—	(125)	—	(125)
Common shares issued under DRIP	3	—	3	—	—	3
Effect of stock compensation plans	4	6	10	—	—	10

Balance, March 31, 2005	2,595	114	2,709	6,755	387	9,851

*
Includes both common and preference share capital

The related notes form an integral part of these consolidated financial statements.

The Thomson Corporation
Notes to Consolidated Financial Statements (unaudited)
(unless otherwise stated, all amounts are in millions of U.S. dollars)

Note 1: Consolidated Financial Statements

Principles of Consolidation

The unaudited interim consolidated financial statements of The Thomson Corporation ("Thomson" or the "Company") include all controlled companies and are prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). All intercompany transactions and balances are eliminated on consolidation.

Note 2: Accounting Principles and Methods

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with the requirements of the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1751, Interim Financial Statements. Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with Canadian GAAP have been omitted or condensed. These unaudited interim consolidated financial statements should be read in conjunction with the consolidated financial statements as at and for the year ended December 31, 2005, as set out in the Company's 2005 Annual Report.

In the opinion of management, the unaudited interim consolidated financial statements include all adjustments (consisting of normal recurring accruals) considered necessary by management to present a fair statement of the results of operations, financial position and cash flows. The consolidated financial statements were prepared using the same accounting policies and methods as those used in the Company's financial statements for the year ended December 31, 2005, except as explained in Note 4.

Prior periods have been restated for discontinued operations. Where necessary, certain amounts for 2005 have been reclassified to conform to the current period's presentation. Specifically, the consolidated statement of earnings for the prior period reflects the reclassification of "Equity in net earnings (losses) of associates" to "Net other income."

Note 3: Seasonality

Typically, a greater portion of the Company's operating profit and operating cash flow is derived in the second half of the year. Customer buying patterns are concentrated in the second half of the year, particularly in the learning and regulatory markets, while costs are incurred more evenly throughout the year. As a result, operating margins generally increase as the year progresses. For these reasons, the performance of the Company's businesses may not be comparable quarter to consecutive quarter and should be considered on the basis of results for the whole year or by comparing results in a quarter with the results in the same quarter for the previous year.

Note 4: Changes in Accounting Policies

Effective January 1, 2006, Thomson adopted CICA Handbook Section 1530, Comprehensive Income, CICA Handbook Section 3855, Financial Instruments — Recognition and Measurement and CICA Handbook Section 3865, Hedges. These new Handbook Sections provide comprehensive requirements for the recognition and measurement of financial instruments, as well as standards on when and how hedge accounting may be applied. Handbook Section 1530 also introduces a new component of equity referred to as comprehensive income.

Under these new standards, all financial instruments, including derivatives, are included on the consolidated balance sheet and are measured either at fair market value or, in limited circumstances, at cost or amortized cost. Derivatives that qualify as hedging instruments must be designated as either a "cash flow hedge," when the hedged item is a future cash flow, or a "fair value hedge," when the hedged item is a recognized asset or liability. The unrealized gains and losses related to a cash flow hedge are included in other comprehensive income. For a fair value hedge, both the derivative and the hedged item are recorded at fair value in the consolidated balance sheet and the unrealized gains and losses from both items are included in earnings. For derivatives that do not qualify as hedging instruments, unrealized gains and losses are reported in earnings.

In accordance with the provisions of these new standards, the Company reflected the following adjustments as of January 1, 2006:

  •
  an increase of $53 million to "Other non-current assets" and "Accumulated other comprehensive income" in the consolidated balance sheet relative to derivative instruments that consisted primarily of interest rate contracts, which convert floating rate debt to fixed rate debt and qualify as cash flow hedges;

  •
  a reclassification of $5 million from "Other current assets" and $3 million from "Other current liabilities" to "Accumulated other comprehensive income" in the consolidated balance sheet related primarily to previously deferred gains and losses on settled cash flow hedges;

  •
  an increase of $16 million to "Other non-current assets" and "Long-term debt" in the consolidated balance sheet related to derivative instruments and their related hedged items. These derivative instruments consist primarily of interest rate contracts to convert fixed rate debt to floating and qualify as fair value hedges; and,

  •
  a presentational reclassification of amounts previously recorded in "Cumulative translation adjustment" to "Accumulated other comprehensive income."

The adoption of these new standards had no impact on the Company's consolidated statement of earnings. The unrealized gains and losses included in "Accumulated other comprehensive income" were recorded net of taxes, which were nil.

During the three-month period ended March 31, 2006, a net increase in unrealized gains for cash flow hedges of $4 million was reflected in "Accumulated other comprehensive income." The net realized loss in the period previously deferred and included in "Accumulated other comprehensive income" was less than $1 million. The net decrease in fair value in the period of fair value hedges and the related hedged items of $6 million was reflected in "Other non-current assets" and "Long-term debt."

As of March 31, 2006, approximately $1 million of net deferred losses in "Accumulated other comprehensive income" were expected to be recognized in earnings over the following 12 months. The remaining net deferred gains in "Accumulated other comprehensive income" were expected to be recognized up to nine years.

Note 5: Net Other Income

During the period, Net Other Income includes:

	Three months ended March 31,

	2006	2005

Net gains on disposals of businesses and investments	41	1
Equity in net earnings of associates	1	1
Other expense	(4)	—

Net other income	38	2

Net gains on disposals of businesses and investments

For the three months ended March 31, 2006, net gains on disposals of businesses and investments was comprised of a gain on sale of an equity investment.

Note 6: Discontinued Operations

The following businesses are classified as discontinued operations within the consolidated financial statements for all periods presented. None of the businesses are considered fundamental to the integrated offerings of Thomson.

In the first quarter of 2006, the Company approved plans to dispose of the following businesses:

  •
  Within the Legal and Regulatory segment, the Company approved plans to dispose of Lawpoint Pty Limited, an Australian provider of online access to government registry databases and Law Manager, Inc., a software and services provider to large corporate legal departments, federal and state governments agencies, and selected law firms in the United States. Law Manager was sold in April 2006, and is included in "Other" below.

  •
  Within the Learning segment, the Company approved plans to dispose of Peterson's, a college preparatory guide, the North American operations of Thomson Education Direct, a consumer-based distance learning career school and K.G. Saur, a German publisher of biographical and bibliographical reference titles serving the library and academic community. Based on estimates of fair market value at March 31, 2006, the Company recorded impairments on these businesses of $40 million.

In December 2005, the Company approved the plan to dispose of American Health Consultants ("AHC"). AHC is a provider of medical education and publisher of medical newsletters, and managed within Thomson Scientific & Healthcare.

In the first quarter of 2006 and 2005, discontinued operations also included adjustments to tax liabilities for businesses previously sold. The reserves were reversed in conjunction with the expiration of certain tax audit periods, and are included in "Other" below.

Balance Sheet

	March 31, 2006

	AHC	Peterson's	Thomson Education Direct - N.Am.	K.G. Saur	Lawpoint	Other	Total

Current assets:
Accounts receivable, net of allowances	2	6	2	1	6	1	18
Other current assets	2	4	6	2	—	—	14

Total current assets	4	10	8	3	6	1	32

Non-current assets:
Computer hardware and other property	—	2	4	1	1	—	8
Computer software	—	3	1	—	1	—	5
Identifiable intangible assets	2	28	6	10	8	2	56
Goodwill	6	—	62	10	4	1	83
Other non-current assets	1	2	4	6	1	—	14

Total non-current assets	9	35	77	27	15	3	166

Current liabilities:
Accounts payable and accruals	3	6	7	3	5	—	24
Deferred revenue	15	8	14	2	—	—	39
Other current liabilities	—	—	—	—	1	—	1

Total current liabilities	18	14	21	5	6	—	64

Non-current liabilities:
Other non-current liabilities	—	1	1	1	—	—	3
Deferred income taxes	—	10	—	—	—	—	10

Total non-current liabilities	—	11	1	1	—	—	13

	December 31, 2005

	AHC	Peterson's	Thomson Education Direct - N.Am.	K.G. Saur	Lawpoint	Other	Total

Current assets:
Accounts receivable, net of allowances	5	8	2	5	5	3	28
Other current assets	1	4	7	2	1	—	15

Total current assets	6	12	9	7	6	3	43

Non-current assets:
Computer hardware and other property	—	2	4	1	1	—	8
Computer software	—	3	1	—	—	—	4
Identifiable intangible assets	2	41	6	10	8	3	70
Goodwill	6	7	82	10	5	1	111
Other non-current assets	2	2	4	6	1	—	15

Total non-current assets	10	55	97	27	15	4	208

Current liabilities:
Accounts payable and accruals	5	5	8	4	4	—	26
Deferred revenue	14	10	15	2	—	—	41
Other current liabilities	—	—	—	—	1	—	1

Total current liabilities	19	15	23	6	5	—	68

Non-current liabilities:
Other non-current liabilities	—	1	1	1	—	—	3
Deferred income taxes	—	15	—	—	—	—	15

Total non-current liabilities	—	16	1	1	—	—	18

	Three months ended March 31, 2006

	AHC	Peterson's	Thomson Education Direct - N.Am.	K.G. Saur	Lawpoint	Other	Total

Revenues from discontinued operations	6	6	23	2	10	1	48

Earnings (loss) from discontinued operations before income taxes	1	(22)	(23)	(1)	(1)	(1)	(47)
Income taxes	—	6	1	—	—	3	10

Earnings (loss) from discontinued operations	1	(16)	(22)	(1)	(1)	2	(37)

	Three months ended March 31, 2005

	AHC	Peterson's	Thomson Education Direct - N.Am.	K.G. Saur	Lawpoint	Other	Total

Revenues from discontinued operations	5	8	24	2	9	1	49

Earnings (loss) from discontinued operations before income taxes	—	(2)	(2)	(3)	—	—	(7)
Income taxes	—	1	1	—	—	4	6

Earnings (loss) from discontinued operations	—	(1)	(1)	(3)	—	4	(1)

Proceeds from disposals of discontinued operations within the consolidated statement of cash flow in the three months ended March 31, 2005 represent taxes paid related to the 2004 sale of Thomson Media.

Note 7: Normal Course Issuer Bid

In May 2005, the Company initiated a normal course issuer bid to repurchase up to 15 million of its common shares. The bid will terminate on the earlier of May 4, 2006 or the date that the Company completes its purchases. Decisions regarding the timing of repurchases are based on market conditions, share price and other factors. Thomson may elect to suspend or discontinue the program at any time. Shares repurchased under the bid will be cancelled. In April 2006, Thomson announced its intention to renew its normal course issuer bid. See Note 16.

For the three-month period ended March 31, 2006, the Company repurchased 4.6 million common shares for approximately $168 million, representing an average cost per share of $36.83. Of the $168 million, $17 million was recorded as a reduction in capital based upon the historical average issuance price of the shares and $151 million was charged to retained earnings. Under its existing normal course issuer bid, which began on May 5, 2005 and expires on May 4, 2006, through March 31, 2006, Thomson has purchased 11.8 million shares at an average price of $35.92.

From time to time when the Company does not possess material nonpublic information about its activities or its securities, the Company may enter into a pre-defined plan with its broker to allow for the repurchase of shares at times when the Company ordinarily would not be active in the market due to its own internal trading blackout periods, insider trading rules or otherwise. Any such plans entered into with the Company's broker will be adopted in accordance with the requirements of applicable Canadian securities laws and Rule 10b5-1 under the U.S. Securities Exchange Act of 1934.

Note 8: Earnings per Common Share

Basic earnings per common share are calculated by dividing earnings attributable to common shares by the sum of the weighted-average number of common shares outstanding during the period plus vested deferred share units. Deferred share units represent the amount of common shares certain employees have elected to receive in the future in lieu of cash compensation.

Diluted earnings per common share are calculated using the denominator of the basic calculation described above adjusted to include the potentially dilutive effect of outstanding stock options and other securities. The Company uses the treasury stock method to calculate diluted earnings per common share.

Earnings used in determining earnings per common share from continuing operations are presented below. Earnings used in determining earnings per common share from discontinued operations are the earnings from discontinued operations as reported within the consolidated statement of earnings.

	Three months ended March 31,

	2006	2005

Earnings from continuing operations	174	74
Dividends declared on preference shares	(1)	(1)

Earnings from continuing operations attributable to common shares	173	73

The weighted-average number of common shares outstanding, as well as a reconciliation of the weighted-average number of common shares outstanding used in the basic earnings per common share computation to the weighted-average number of common shares outstanding used in the diluted earnings per common share computation, is presented below.

	Three months ended March 31,

	2006	2005

Weighted average number of common shares outstanding	647,531,311	655,212,715
Vested deferred share units	622,161	551,707

Basic	648,153,472	655,764,422
Effect of stock and other incentive plans	844,632	624,234

Diluted	648,998,104	656,388,656

Note 9: Employee Benefit Plans

The Company's net defined benefit plan expense is comprised of the following elements:

	Pensions		Other post-retirement plans

	Three months ended March 31,

	2006	2005	2006	2005

Current service cost	16	13	1	—
Interest cost	34	33	2	2
Expected return on plan assets	(38)	(38)	—	—
Amortization of net actuarial losses	13	8	1	1
Amortization of prior service cost	—	1	—	—

Net defined benefit plan expense	25	17	4	3

Note 10: Acquisitions

The number of transactions completed during the three month period ended March 31, 2006 and March 31, 2005 and the related cash consideration were as follows:

	Three months ended March 31,

Number of transactions	2006	2005

Businesses and identifiable intangible assets acquired	4	9
Investments in businesses	1	—

	Three months ended March 31,

Cash consideration	2006	2005

Businesses and identifiable intangible assets acquired	133	70
Investments in businesses	2	—

Total acquisitions	135	70

Included in these acquisitions was the purchase of Quantitative Analytics, Inc., a provider of financial database integration and analysis solutions in March 2006.

The value of goodwill and identifiable intangible assets acquired in connection with these transactions is detailed below.

	Three months ended March 31,

	2006	2005

Goodwill	110	17
Identifiable intangible assets with finite lives	20	51

All acquisitions have been accounted for using the purchase method and the results of acquired businesses are included in the consolidated financial statements from the dates of acquisition. For acquisitions made during the three-month period ended March 31, 2006, the majority of the acquired goodwill is not deductible for tax purposes (2005 — deductible). Purchase price allocations related to certain acquisitions may be subject to adjustment pending completion of final valuations.

Note 11: Long Term Debt

In January 2006, the Company repaid $50 million of privately placed notes. In March 2005, Thomson repaid $125 million of floating rate notes.

Note 12: Supplemental Cash Flow Information

The following sets forth the components of depreciation expense:

	Three months ended March 31,

	2006	2005

Computer hardware and other property	60	59
Capitalized software for internal use	71	68
Pre-publication costs	17	14

	148	141

Details of "Changes in working capital and other items" are:

	Three months ended March 31,

	2006	2005

Accounts receivable	263	276
Inventories	(17)	(18)
Prepaid expenses and other current assets	5	4
Accounts payable and accruals	(409)	(327)
Deferred revenue	76	86
Income taxes	(108)	(71)
Other	(5)	(35)

	(195)	(85)

Non Cash transactions

In January 2006, the Company issued 189,176 shares to employees in connection with the employee stock purchase plan ("ESPP") initiated in October 2005. This issuance settled the liability for accumulated payroll deductions at December 31, 2005.

Note 13: Related Party Transactions

As at March 31, 2006, through Woodbridge and its affiliates, Kenneth R. Thomson controlled approximately 70% of the Company's common shares.

From time to time, in the normal course of business, Woodbridge and its affiliates purchase products and service offerings from the Company. These transactions are negotiated at arm's length on standard terms, including price, and are not significant to the Company's results of operations or financial condition either individually or in the aggregate.

In the normal course of business, a Woodbridge-owned company rents office space from one of the Company's subsidiaries. Additionally, a number of the Company's subsidiaries charge a Woodbridge-owned company fees for various administrative services. In the full year of 2005, the total amount charged to Woodbridge for these rentals and services was approximately $2 million.

The employees of Jane's Information Group ("Jane's"), a business sold by the Company to Woodbridge in April 2001, continue to participate in the Company's pension plans in the United States and United Kingdom, as well as the defined contribution plan in the United States. Woodbridge assumed the pension liability associated with the active employees of Jane's as of the date of sale as part of its purchase. Jane's makes proportional contributions to these pension plans as required, and makes matching contributions in accordance with the provisions of the defined contribution plan.

Thomson purchases property and casualty insurance from third party insurers and retains the first $500,000 of each and every claim under the programs via the Company's captive insurance subsidiary. Woodbridge is included in these programs and pays Thomson a premium commensurate with its exposures. In 2005, these premiums were approximately $45,000, which would approximate the premium charged by a third party insurer for such coverage.

In June 2005, the Company amended its agreement with Woodbridge under which Woodbridge previously indemnified a third party insurer for certain liabilities under the Company's directors' and officers' insurance policy. Under the new arrangements, Woodbridge will indemnify up to $100 million of liabilities incurred either by the Company's current and former directors and officers or by Thomson in providing indemnification to these individuals on substantially the same terms and conditions of our prior insurance arrangement. A third party administrator will manage any claims under the indemnity. The Company will pay Woodbridge an annual fee of $750,000, which is less than the premium that would have been paid for commercial insurance.

In February 2005, the Company entered into a contract with Hewitt Associates Inc. to outsource certain human resources administrative functions. Under the terms of the contract, the Company expects to pay Hewitt an aggregate of $115 million through the five year period ending in 2010. In 2005, Thomson paid Hewitt $5 million. Mr. Denning, one of the Company's directors and chairman of the Company's Human Resources Committee, is also a director of Hewitt. Mr. Denning did not participate in negotiations related to the contract and refrained from deliberating and voting on the matter by the Human Resources Committee and the board of directors.

Note 14: Segment Information

Thomson is a global provider of integrated information solutions for business and professional customers. Thomson operates in four reportable market segments worldwide. The reportable segments of Thomson are strategic business groups that offer products and services to target markets. The accounting policies applied by the segments are the same as those applied by the Company. The Company's four reportable segments are:

Legal & Regulatory

Providing information solutions to legal, tax, accounting, intellectual property, compliance and other business professionals, as well as government agencies.

Learning

Providing learning solutions to colleges, universities, professors, students, libraries, reference centers, government agencies, corporations and professionals.

Financial

Providing products and integration services to financial and technology professionals in the corporate, investment banking, institutional, retail wealth management and fixed income sectors of the global financial community.

Scientific & Healthcare

Providing information and services to researchers, physicians and other professionals in the healthcare, academic, scientific, corporate and government marketplaces.

Reportable Segments — Three months ended March 31, 2006

	Revenues	Segment operating profit

Legal & Regulatory	843	203
Learning	382	(50)
Financial	485	79
Scientific & Healthcare	227	31

Segment totals	1,937	263
Corporate and other[1]	—	(44)
Eliminations	(6)	—

Total	1,931	219

Reportable Segments — Three months ended March 31, 2005

	Revenues	Segment operating profit

Legal & Regulatory	776	181
Learning	349	(45)
Financial	458	65
Scientific & Healthcare	223	28

Segment totals	1,806	229
Corporate and other(1)	—	(29)
Eliminations	(5)	—

Total	1,801	200

(1)
Corporate and other includes corporate costs and certain costs associated with the Company's stock compensation plans.

In accordance with CICA Handbook Section 1701, Segment Disclosures, the Company discloses information about its reportable segments based upon the measures used by management in assessing the performance of those reportable segments. The Company uses segment operating profit, which is operating profit before amortization of identifiable intangible assets, to measure the operating performance of its segments. Management uses this measure because amortization of identifiable intangible assets is not considered to be a controllable operating cost for purposes of assessing the current performance of the segments. Segment operating profit does not have any standardized meaning prescribed by Canadian GAAP.

The following table reconciles segment operating profit per the reportable segment information to operating profit per the consolidated statement of earnings.

	Three months ended March 31, 2005

	2006	2005

Segment operating profit	219	200
Less: Amortization	(76)	(80)

Operating profit	143	120

Note 15: Reconciliation of Canadian to U.S. Generally Accepted Accounting Principles

The consolidated financial statements have been prepared in accordance with Canadian GAAP, which differ in some respects from U.S. GAAP. The following schedules present the material differences between Canadian and U.S. GAAP.

	Three months ended March 31,

	2006	2005

Net earnings under Canadian GAAP	137	73
Differences in GAAP increasing (decreasing) reported earnings:
Business combinations	4	4
Derivative instruments and hedging activities	1	1
Income taxes	(60)	(28)

Net income under U.S. GAAP	82	50

Earnings under U.S. GAAP from continuing operations	119	51
Loss under U.S. GAAP from discontinued operations	(37)	(1)

Net income under U.S. GAAP	82	50

Basic and diluted earnings (loss) per common share, under U.S. GAAP, from:
Continuing operations	$0.18	$0.08
Discontinued operations, net of tax	(0.06)	$0.00

Basic and diluted earnings per common share(1)	$0.12	$0.08

(1)
Earnings per common share is calculated after taking into account dividends declared on preference shares.

Descriptions of the nature of the reconciling differences are provided below:

Business Combinations

Prior to January 1, 2001, various differences existed between Canadian and U.S. GAAP for the accounting for business combinations, including the establishment of acquisition-related liabilities. The net increase to income primarily relates to (i) costs that are required to be recorded as operating expenses under U.S. GAAP which, prior to January 1, 2001, were capitalized under Canadian GAAP; (ii) overall decreased amortization charges due to basis differences; and (iii) differences in gain or loss calculations on business disposals resulting from the above factors.

Derivative Instruments and Hedging Activities

Under U.S. Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities as amended by SFAS 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, all derivative instruments are recognized in the balance sheet at their fair values, and changes in fair value are recognized either immediately in earnings or, if the transaction qualifies for hedge accounting, when the transaction being hedged affects earnings. Effective January 1, 2006, the Company adopted the same recognition and measurement principles as allowed under new Canadian GAAP accounting standards as discussed in Note 4.

Prior to January 1, 2006, in accordance with Canadian GAAP, the Company disclosed the fair values of derivative instruments in the notes to the annual consolidated financial statements, but did not record such fair values in the consolidated balance sheet, except for derivative instruments that did not qualify as hedges. From January 1, 2004, derivative instruments that did not qualify as hedges were recorded in the balance sheet at fair value, and the change in fair value subsequent to January 1, 2004 was recorded in the income statement. The fair value as of January 1, 2004 was deferred and amortized into earnings in conjunction with the item it previously hedged.

The reconciling items subsequent to that date relate to historical balances due to the fact that the adoption of the standards occurred at a later date for Canadian GAAP.

Income Taxes

Under Canadian GAAP, the Company estimates separate annual effective income tax rates for each taxing jurisdiction and individually applies such rates to the interim period's pre-tax income of each jurisdiction. Under U.S. GAAP, the Company estimates the average annual effective income tax rate, excluding jurisdictions that generate net losses where the Company does not expect to receive a tax benefit, and applies that rate to the Company's interim period pre-tax income excluding the interim period pre-tax loss of those loss jurisdictions.

The income tax adjustment consists of the following:

	Three months ended March 31,

	2006	2005

Additional provision due to different accounting principles described above	(58)	(27)
Tax effect of U.S. GAAP pre-tax reconciling items	(2)	(1)

Total income taxes per reconciliation	(60)	(28)

Note 16: Subsequent Events

Normal Course Issuer Bid

In April 2006, Thomson announced its intention to renew its normal course issuer bid to purchase up to 15 million of its common shares (representing approximately 2.3% of its issued and outstanding shares as of April 26, 2006). Purchases may commence on May 5, 2006 and will terminate no later than May 4, 2007.